Filed pursuant to Rule 433
Registration No. 333-133007
May 16, 2006

HSBC USA Inc.

Final Term Sheet
Lead Manager and Bookrunner:	HSBC Securities (USA) Inc. (80.75%)
Co-Managers:

Bank of America LLC (2.75%)
Citigroup Global Markets Inc. (2.75%)
Credit Suisse Securities (USA) LLC (2.75%)
J.P. Morgan Securities Inc. (2.75%)
Merrill Lynch, Pierce, Fenner & Smith Incorporated (2.75%)
Morgan Stanley & Co. Incorporated (2.75%)
UBS Securities LLC (2.75%)

Securities:	13,000,000 Depositary Shares, each representing one-fortieth of a shares of 6.50% Non-Cumulative Preferred Stock, Series H
Ratings:	A2/A-/AA-
Pricing Date:	May 16, 2006
Dividend Accrual Date:	May 26, 2006
Settlement Date:	May 26, 2006 (T+8)
Maturity Date:	Perpetual
Optional Redemption:

The Series H Preferred Stock will not be redeemable prior to July 1, 2011 and are redeemable at the option of HSBC USA Inc. (with the approval of the Federal Reserve Bank of New York and the Financial Services Authority of the United Kingdom, if required at the time), in whole or in part, from time to time on or after July 1, 2011 at $1,000 per share (equivalent to $25 per Depositary Share) plus an amount equal to accrued and unpaid dividends.

Dividend Rate:	6.50% per annum
Dividend Payment Dates:	January 1, April 1, July 1, October 1 of each year, commencing on October 1, 2006
First Dividend Payment:	The public offering price does not include accrued dividends. Dividends for the first dividend payment date will accrue from and including May 26, 2006 to, but not including, October 1, 2006.
Business Days:	If any date on which dividends are payable is not a New York business day, then the dividend payment date will be the next succeeding New York business day.
Day Count Convention:	30/360
Voting Rights:	None, except as set forth in the prospectus supplement or as otherwise provided by law
Dividends-Received Deduction:

As discussed more fully in the prospectus supplement under "Certain U.S. Income Tax Considerations - U.S. Holders - Dividends," and subject to applicable limitations, distributions with respect to the Depositary Shares that are paid out of the issuer's current or accumulated earnings or profits will be taxable as dividend income when paid, and subject to some exceptions, distributions on Depositary Shares constituting dividend income paid to holders that are U.S. corporations will generally qualify for the 70% dividends-received deduction.

Issue Price:	100% or $25 per Depositary Share
Underwriting Compensation:	2.0%
Net proceeds to Issuer:	$318,500,000 (before expenses)
Form of Offering:	SEC Registered (File No. 333-133007)
CUSIP:	40428H862
Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement, the prospectus supplement with respect to the securities dated May 15, 2006, and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.